UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
_____

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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☐   Preliminary Proxy Statement
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☐   Definitive Proxy Statement
☐   Definitive Additional Materials
☒   Soliciting Material under § 240.14a-12

SCIENTIFIC TECHNOLOGIES INCORPORATED
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Filed by Scientific Technologies Incorporated
Pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Scientific Technologies Incorporated
Commission File No. 0-12254

The following press release was issued by Scientific Technologies Incorporated ("**STI**") on August 24, 2006.

Scientific Technologies Incorporated Sets Record Date for Voting on Proposed Transaction

FREMONT, CA, August 24, 2006 – Scientific Technologies Incorporated ("**STI**" or the "**Company**") (NASDAQ: STIZ) announced today that it had set the close of business on August 24, 2006, as the record date for determining the STI shareholders entitled to receive notice of, and to vote at, the special meeting of STI shareholders to approve and adopt the merger agreement and approve the merger related to the acquisition of STI's Safety Products Group ("**SPG**") by Omron Corporation ("**Omron**"). The date for the special meeting is expected to be September 18, 2006. STI and Omron expect to close the transaction as soon as practicable following the special meeting.

About Omron Corporation

Omron Corporation, headquartered in Kyoto, Japan, is a global leader in the field of automation with approximately $6 billion in annual revenues. Established in 1933 and headed by President and CEO Hisao Sakuta, Omron has more than 26,000 employees in 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines and traffic control) and healthcare. Further information on Omron is located at www.omron.com.

About Scientific Technologies Inc.

Scientific Technologies Inc. ("**STI**") is a North American leading provider of automation safeguarding products and services through its Safety Product Group ("**SPG**"). STI's Optical Sensor Division ("**OSD**"), part of the SPG, provides safety products that are used to protect workers around machinery, automated equipment and industrial robots. STI's products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. OSD also manufactures sensors used in factory automation and vehicle separating systems. STI's Machine Services Division ("**MSD**"), also part of the SPG, provides safety services such as safeguarding equipment installations, machine safety assessments, and the design and custom fabrication of guarding solutions. MSD specializes in machinery services including the repair, relocation, installation and service of fabrication machinery. MSD serves customers in a variety of industries, including metal fabrication, aerospace, electronics, building materials, automotive and food processing. Further information on SPG is located at www.sti.com and www.stiscanners.com.

STI's Automation Products Group ("**APG**") serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, and ultrasonic sensors and controls. Further information is available at APG's web site located at www.automationsensors.com.

STI is controlled by a parent company, Scientific Technology Incorporated, that owns approximately 86% of its common stock. Scientific Technology Incorporated is controlled by members of the Lazzara family.

<u>Additional Information and Where to Find It</u>

Scientific Technologies Incorporated (the "**Company**") intends to file a definitive proxy statement in connection with the transactions proposed in the Merger Agreement, including the Merger. A copy of the definitive proxy statement will be mailed to the shareholders of the Company.

The Company's Shareholders are urged to read the definitive proxy statement and other relevant materials when they become available because they will contain important information about the proposed transactions. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission (the "**SEC**") at the SEC's web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by going to Company's Investor Relations page on its corporate website at www.sti.com/financial/index.htm, by contacting the Company in writing at 6550 Dumbarton Circle, Fremont, California 94555 or by calling the Company at (510) 608-3400. In addition to the proxy statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. A copy any such reports, statements or other information filed by the Company are available at the SEC public reference rooms.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's SEC filings are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

In addition, the Company and its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the proposed transactions. A description of any interests that the Company's officers and directors have in the acquisition will be available in the definitive proxy statement. Information concerning the Company's directors and executive officers is set forth in the Company's Annual Report on Form 10-K/A filed with the SEC on May 1, 2006.

<u>Cautionary Statement About Forward-Looking Statements</u>

Statements in this news release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding the date of the special meeting and expected timing of the closing. Readers are cautioned that these forward looking statements involve certain risks and uncertainties. These risks and uncertainties, which could cause STI's results to differ materially from the forward looking statements include: economic and political conditions in domestic and international markets; declining market demand for industrial safety and security products generally; introduction or increased demand for alternative products; potential errors, defects, design flaws or other problems with STI's products; changes in regulations regarding industrial safety and security products; and other risks detailed from time to time in STI's Security and Exchange Commission filings and reports, including STI's annual report filed on Form 10-K and quarterly reports filed on Form 10-Q. STI disclaims any obligation to update any information contained in any forward looking statement.